SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005,

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No  ☒

Table of Contents

1.	Press Release of 4 April 2005 – Coca-Cola Hellenic Bottling Company S.A. announces the acquisition of Bulgarian natural mineral water company Bankia
2.	Press Release of 14 April 2005 – Conference Call Invitation – First Quarter 2005 Results and Conference Call, Thursday, 12 May 2005
3.	Press Release of 15 April 2005 – Coca-Cola Hellenic Bottling Company S.A. announces completion of the Vlasinka acquisition in Serbia
4.	Press Release of 20 April 2005 – Coca-Cola Hellenic Bottling Company S.A. announces completion of the Multon acquisition in Russia

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia,
FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,
Poland, Romania, Russia, Serbia & Montenegro, Slovak Republic, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A.

announces the acquisition of Bulgarian natural mineral water company Bankia

Athens, Greece – April 4, 2005 – Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC) announced today the acquisition, jointly with The Coca-Cola Company (TCCC), of 100% of Bankia, one of the leading Bulgarian natural mineral water companies. The acquisition cost and the financial results will be shared equally by CCHBC and TCCC. CCHBC’s share of the acquisition cost will be fully covered through its existing debt facilities and internal cashflow and is not expected to adversely impact the company’s financial results.

Bankia’s assets include production facilities located just outside the Bulgarian capital of Sofia and the natural mineral water brand Bankia. The acquisition is subject to regulatory approval from the Bulgarian state authorities.

Mr Doros Constantinou, Managing Director of CCHBC, commented, “This acquisition is a significant further commitment to our operations in Bulgaria. Bankia has great potential for continued growth in Bulgaria’s rapidly expanding bottled water segment. We have a strong track record in integrating new water businesses into the group as part of our water strategy and we are very pleased to welcome another high quality local brand to our system portfolio”.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INQUIRIES

Company Contacts:

Coca-Cola HBC – Investor Relations

Melina Androutsopoulou	Tel: +30 210 618 3100
Theodore Varelas	e-mail: investor.relations@cchbc.com
Thalia Chantziara

European Press Contact:	Tel: (+30) 210 725 8194
Financial Dynamics Athens	Mobile: (+30) 694 775 2284
Alastair Hetherington	e-mail: alastair.hetherington@fd.com

US Press Contact:	Tel: +1 212 850 5600
Financial Dynamics US
e-mail: jolecki@fd-us.com
Jim Olecki

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC
9, Fragoklissias Str., 151 25, Maroussi, Athens, Greece
Tel.: (+30) 210 618 3100, Fax:(+30) 210 619 9914
www.coca-colahbc.com

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as ‘believe’, ‘outlook’, ‘guidance’, ‘intend’, ‘expect’, ‘anticipate’, ‘plan’, ‘target’ and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding projected levels of growth in Bulgaria’s bottled water segment and the effect of the Bankia acquisition on our financial results and our growth in Bulgaria’s bottled water segment, are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

Coca-Cola HBC
9, Fragoklissias Str., 151 25, Maroussi, Athens, Greece
Tel.: (+30) 210 618 3100, Fax:(+30) 210 619 9914
www.coca-colahbc.com

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia,
FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,
Poland, Romania, Russia, Serbia & Montenegro, Slovak Republic, Slovenia, Switzerland, Ukraine

Conference call invitation
First quarter 2005 results and conference call
Thursday, 12 May 2005

Athens, Greece – 14 April 2005 – Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC) today announced that it will release first quarter 2005 results on Thursday, 12 May 2005 at 8:30 am Athens Time, 6:30 am London Time, 1:30 am New York Time. The press release and presentation slides will be available as of that time on our website: www.coca-colahbc.com.

CCHBC Management will host a conference call, with financial analysts, discussing the results, on:

Date:	Thursday, 12 May 2005

Time:	4:00 pm Athens Time
2:00 pm London Time
9:00 am New York Time

Participants should dial one of the following numbers and quote ‘Coca-Cola HBC’:

UK participants please dial

0800-953-1444

Greek and other international participants please dial	+44-1452-542-300
US participants please dial	1-866-220-1452

Alternatively, participants can log into www.coca-colahbc.com for a live audio webcast of the conference call.

The conference call, which will include management’s remarks, followed by a Question-and-Answer session, will last approximately one hour.

Please dial in approximately 10 minutes ahead of the scheduled start time to ensure your participation.

Replay after the conference call:

This service will be available until Wednesday, 18 May 2005

UK callers please dial	0800-953-1533
Greek and other international callers please dial	+44-1452-55-00-00
US callers please dial	1-866-247-4222

Access code: 5579876#

Replay through the Internet:

An audio archive of the same replay can also be accessed following the conference call through the Internet at www.coca-colahbc.irevents.com. This service will be available until Thursday, 27 May 2005.

Coca-Cola HBC
9, Fragoklissias Str., 151 25, Maroussi, Athens
Tel.: +30 210 6183100, Fax: +30 210 619 9514
www.coca-colahbc.com

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia,
FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,
Poland, Romania, Russia, Serbia & Montenegro, Slovak Republic, Slovenia, Switzerland, Ukraine

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. CCHBC shares are listed on the Athens Stock Exchange (ASE:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE:CCH).

INQUIRIES:

Company Contacts:

Coca-Cola HBC – Investor Relations

Melina Androutsopoulou	Tel: +30 210 618 3100
Theodore Varelas	e-mail: investor.relations@cchbc.com
Thalia Chantziara

European Press Contact:	Tel: (+30) 210 725 8194
Financial Dynamics Athens	Mobile: (+30) 694 775 2284
Alastair Hetherington	e-mail: alastair.hetherington@fd.com

US Press Contact:	Tel: +1 212 850 5600
Financial Dynamics US
e-mail: jolecki@fd-us.com
Jim Olecki

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC
9, Fragoklissias Str., 151 25, Maroussi, Athens
Tel.: +30 210 6183100, Fax: +30 210 619 9514
www.coca-colahbc.com

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia
FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,
Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A

Announces completion of the Vlasinka acquisition in Serbia

Athens, Greece – 15 April 2005 - Coca-Cola Hellenic Bottling Company S.A.     (Coca-Cola HBC, CCHBC), announced today the completion of its joint acquisition with the Coca-Cola Company of the Serbian mineral water company Vlasinka.

The acquisition, involves production facilities at Surdulica in Southern Serbia and the mineral water brand Rosa.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INQUIRIES

Company Contacts:

Coca-Cola HBC – Investor Relations

Melina Androutsopoulou	Tel: +30 210 618 3100
Theodore Varelas	e-mail: investor.relations@cchbc.com
Thalia Chantziara

European Press Contact:	Tel: (+30) 210 725 8194
Financial Dynamics Athens	Mobile: (+30) 694 775 2284
Alastair Hetherington	e-mail: alastair.hetherington@fd.com

US Press Contact:
Financial Dynamics US	Tel: +1 212 850 5600
Jim Olecki	e-mail: jolecki@fd-us.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC
9, Fragoklissias Str., 151 25, Maroussi, Athens, Greece
Tel.: (+30) 210 618 3100, Fax:(+30) 210 6199 514
www.coca-colahbc.com

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia

FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,

Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A.

announces completion of the Multon acquisition in Russia

Athens, Greece – 20 April 2005 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC), announced today the completion of its joint acquisition with The Coca-Cola Company of the Russian fruit juice company Multon.

Multon has production facilities in Moscow and St. Petersburg and produces and distributes juice products under the brands Rich, Nico and Dobry.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INQUIRIES

Company Contacts:

Coca-Cola HBC – Investor Relations

Melina Androutsopoulou	Tel: +30 210 618 3100
Theodore Varelas	e-mail: investor.relations@cchbc.com
Thalia Chantziara

European Press Contact:	Tel: (+30) 210 725 8194
Financial Dynamics Athens	Mobile: (+30) 694 775 2284
Alastair Hetherington	e-mail: alastair.hetherington@fd.com

US Press Contact:
Financial Dynamics US	Tel: +1 212 850 5600
Jim Olecki	e-mail: jolecki@fd-us.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC
9, Fragoklissias str., 151 25 Maroussi, Athens, Greece
Tel: (+30) 210 618 3100, Fax: (+30) 210 6195 514
www.coca-colahbc.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel & Company Secretary

Date:  April 25, 2005